SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CV Therapeutics, Inc.

(Name of Subject Company (Issuer))

Apex Merger Sub, Inc. (Offeror)

Gilead Sciences, Inc. (Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

126667104

(CUSIP Number of Class of Securities)

Gregg H. Alton, Esq.

Senior Vice President and General Counsel

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

Tel: (650) 574-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David A. Lipkin, Esq.

Michelle Sonu Park, Esq.

Brandee L. Shtevi, Esq.

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

Tel: (650) 843-5000

Fax: (650) 849-7400

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$1,473,682,660	$82,232

(1)

Estimated solely for the purpose of calculating the registration fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $20.00 (i.e. the tender offer price) and (ii) 73,684,133, the estimated maximum number of shares of CV Therapeutics common stock to be acquired in the tender offer (which number is composed of 64,372,800 shares of CV Therapeutics common stock outstanding as of March 13, 2009, 3,287,938 shares of CV Therapeutics common stock issuable upon the exercise of outstanding options that are or will become vested and exercisable before April 14, 2009 and with an exercise price less than $20.00, 200,000 shares of CV Therapeutics common stock issuable upon the exercise of outstanding warrants and with an exercise price less than $20.00, and 5,823,395 shares of CV Therapeutics common stock issuable upon conversion of the 2.75% subordinated convertible notes).

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Apex Merger Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of CV Therapeutics, Inc., a Delaware corporation (“CV Therapeutics”), at a purchase price of $20.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 18, 2009, and in the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. This Schedule TO is being filed on behalf of Acquisition Sub and Gilead. The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal, are hereby incorporated by reference in answer to Items 1-9 and 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is CV Therapeutics, Inc., a Delaware corporation. CV Therapeutics’ principal executive offices are located at 3172 Porter Drive, Palo Alto, CA 94304. CV Therapeutics’ telephone number at that address is (650) 384-8500.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth under “Price Range of Shares of CV Therapeutics Common Stock; Dividends on Shares of CV Therapeutics Common Stock” in the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule TO is filed by Acquisition Sub and Gilead. The information set forth under “Certain Information Concerning Acquisition Sub and Gilead” and Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth under “Certain Information Concerning CV Therapeutics,” “Certain Information Concerning Acquisition Sub and Gilead,” “Background of the Offer” and “Purpose of the Offer and the Merger; Plans for CV Therapeutics; The Merger Agreement; The Stockholder Agreement” in the Offer to Purchase is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two (2) years which would be required to be disclosed under this Item 5 between any of Acquisition Sub or Gilead or any of their respective subsidiaries or, to the best knowledge of Acquisition Sub and Gilead, any of those persons listed on Schedule I to the Offer to Purchase, on the one hand, and CV Therapeutics or its affiliates, on the other, concerning a merger, a consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or transfer of a material amount of assets.

ITEM 6.	PURPOSES OF THIS TRANSACTION AND PLANS OR PROPOSALS.

The information set forth under “Introduction,” “Background of the Offer,” “Purpose of the Offer and the Merger; Plans for CV Therapeutics; The Merger Agreement; The Stockholder Agreement,” “Effect of the Offer on the Market for CV Therapeutics Common Stock; Nasdaq Listing of CV Therapeutics Common Stock; Exchange Act Registration of CV Therapeutics Common Stock; Margin Regulations” and “Price Range of Shares of CV Therapeutics Common Stock; Dividends on Shares of CV Therapeutics Common Stock” in the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth under “Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth under “Introduction,” “Certain Information Concerning CV Therapeutics,” “Certain Information Concerning Acquisition Sub and Gilead,” “Background of the Offer,” “Purpose of the Offer and the Merger; Plans for CV Therapeutics; The Merger Agreement; The Stockholder Agreement” and Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth under “Introduction” and “Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not Applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1)	The information set forth under “Background of the Offer” and “Purpose of the Offer and the Merger; Plans for CV Therapeutics; The Merger Agreement; The Stockholder Agreement” in the Offer to Purchase is incorporated herein by reference.

(a)(2-5)	The information set forth under “Certain Legal Matters” in the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)	Offer to Purchase, dated March 18, 2009.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Joint Press Release issued by Gilead Sciences, Inc. and CV Therapeutics, Inc. on March 12, 2009.*

(a)(8)	Summary Newspaper Advertisement published in The Wall Street Journal on March 18, 2009.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of March 12, 2009, by and among Gilead Sciences, Inc., Apex Merger Sub, Inc. and CV Therapeutics, Inc.**

(d)(2)	Stockholder Agreement, dated as of March 12, 2009, by and between Gilead Sciences, Inc. and Louis G. Lange.**

(d)(3)	Confidentiality Agreement, dated as of March 5, 2008, by and between Gilead Sciences, Inc. and CV Therapeutics, Inc.

(d)(4)	Amendment to Confidentiality Agreement, dated as of February 28, 2009, by and between Gilead Sciences, Inc. and CV Therapeutics, Inc.

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference from the Schedule TO-C filed by Gilead Sciences, Inc. with the Securities and Exchange Commission on March 12, 2009.
**	Incorporated by reference from the Form 8-K filed by Gilead Sciences, Inc. with the Securities and Exchange Commission on March 18, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APEX MERGER SUB, INC.

By:	/s/ JOHN F. MILLIGAN, PH.D.
Name:	John F. Milligan, Ph.D.
Title:	President

GILEAD SCIENCES, INC.

By:	/s/ JOHN F. MILLIGAN, PH.D.
Name:	John F. Milligan, Ph.D.
Title:	President and Chief Operating Officer

Dated: March 18, 2009

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Offer to Purchase, dated March 18, 2009

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Joint Press Release issued by Gilead Sciences, Inc. and CV Therapeutics, Inc. on March 12, 2009.*

(a)(8)	Summary Newspaper Advertisement published in The Wall Street Journal on March 18, 2009.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of March 12, 2009, by and among Gilead Sciences, Inc., Apex Merger Sub, Inc. and CV Therapeutics, Inc.**

(d)(2)	Stockholder Agreement, dated as of March 12, 2009, by and between Gilead Sciences, Inc. and Louis G. Lange.**

(d)(3)	Confidentiality Agreement, dated as of March 5, 2008, by and between Gilead Sciences, Inc. and CV Therapeutics, Inc.

(d)(4)	Amendment to Confidentiality Agreement, dated as of February 28, 2009, by and between Gilead Sciences, Inc. and CV Therapeutics, Inc.

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference from the Schedule TO-C filed by Gilead Sciences, Inc. with the Securities and Exchange Commission on March 12, 2009.
**	Incorporated by reference from the Form 8-K filed by Gilead Sciences, Inc. with the Securities and Exchange Commission on March 18, 2009.